Exhibit 99.2
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25 September 2002


                              WPP GROUP plc ("WPP")
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WPP announces that on 25th September 2002 it acquired 500,000 of its own ordinary shares of 10p each for cancellation. The shares were acquired at a price of 411.52p per share.